VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cardone Equity Fund IX, LLC Request for Withdrawal of Offering Statement on Form 1-A, exhibits, and subsequent amendments (File No. 024-11142)

Ladies and Gentlemen:

On behalf of Cardone Equity Fund IX, LLC (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) its intent to withdraw the Offering Statement on Form 1-A, all exhibits thereto, initially filed and as subsequently amended on March 17, 2020 (Acc-no: 0001477932-20-001372) ("Offering Statement.")

The Company submits this request for withdrawal as it does not intend to pursue the contemplated offering at this time. Since the Offering Statement was not declared qualified by the Commission, the Company hereby confirms that no securities have been or will be sold or monies collected according to the Offering Statement.

Sincerely,

/s/ Grant Cardone
Managing Member of Cardone Capital, LLC Manager